May 16, 2013

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 29, 2012

File No. 000-27038

Dear Ms. Collins:

This letter is being submitted in reference to the Securities and Exchange Commission’s letter to Thomas Beaudoin, Chief Financial Officer of Nuance Communications, Inc. (“Nuance”), dated April 17, 2013 (the “Comment Letter”).

Nuance is working expeditiously to respond to the Comment Letter, however, Nuance respectfully requests an extension of time to respond to the comments contained in that letter. Nuance currently anticipates submitting a response to the Comment Letter on or before May 21, 2013.

Please do not hesitate to contact me at (408) 992-6153 with any concerns you may have regarding the timetable described above.

Thank you for your consideration.

Sincerely,

/s/ Todd M. DuChene

Todd M. DuChene

Executive Vice President, General Counsel

And Secretary

cc:	Thomas L. Beaudoin, Nuance Communications, Inc.

Daniel D. Tempesta, Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Daniel S. Peale, Wilson Sonsini Goodrich & Rosati, Professional Corporation